BROOKWEINER L.L.C. ℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MJ Capital Partners, LLC

We have audited the accompanying statement of financial position of MJ Capital Partners, LLC (an Illinois corporation) as of December 31, 2015, and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. MJ Capital Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MJ Capital Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The statement of changes in liabilities subordinated to claims of general creditors and statement of computation of net capital, aggregate indebtedness, and net capital requirement have been subjected to audit procedures performed in conjunction with the audit of MJ Capital Partners, LLC's financial statements. The supplemental information is the responsibility of MJ Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the statement of changes in liabilities subordinated to claims of general creditors and statement of computation of net capital, aggregate indebtedness, and net capital requirement are fairly stated, in all material respects, in relation to the financial statements as a whole.

Brook Weiner L.L.C.

Chicago, Illinois

February 23, 2016